Exhibit 99.2

GW Pharmaceuticals PLC Director/PDMR Shareholding

12 June 2015

GW Pharmaceuticals PLC ("GW Pharmaceuticals" or the "Company")

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Cambridge, UK, 12 June 2015: GW Pharmaceuticals (AIM: GWP, NASDAQ:GWPH) hereby provides notification that the Company has today been notified of the following series of transactions in the shares of GW Pharmaceuticals PLC.

On 11 June 2015 Justin Gover, a Director and Chief Executive Officer of the Company, exercised options to acquire 1,155,210 0.1 pence ordinary shares (equivalent to 96,268 American Depositary Shares, or ADSs) of GW Pharmaceuticals plc. These options had a weighted average exercise price of 40 pence per ordinary share. 801,600 of the resulting ordinary shares (equivalent to 66,800 ADSs), representing 0.3% of shares in issue, were sold immediately at an average price of 641 pence per share (equivalent to $119.35 per ADS), principally in order for Mr Gover to meet immediate UK tax payments in connection with the option exercise. Mr Gover has elected to continue to hold the remaining 353,610 ordinary shares (equivalent to 29,468 ADSs).

Following these transactions Mr Gover’s total beneficial interest in the 0.1 pence ordinary shares of GW Pharmaceuticals plc has increased by 353,610 shares to 2,496,925 ordinary shares (equivalent to 208,077 ADSs), representing 0.96% of the Company's current issued share capital. Mr Gover also continues to hold share options over 430,099 ordinary 0.1 pence shares which have yet to vest.

On 11 June 2015, Dr Stephen Wright, a Director of the Company, exercised options to acquire 171,315 0.1 pence ordinary shares (equivalent to 14,276 ADSs) of GW Pharmaceuticals plc. 170,400 of these shares (equivalent to 14,200 ADSs), representing less than 0.1% of shares in issue, were immediately sold at an average price of 641 pence per share (equivalent to $119.35 per ADS). These options had a weighted average exercise price of 95.5 pence per ordinary share. Following this transaction, Dr Wright’s retained beneficial interest in the shares of GW Pharmaceuticals plc has increased to 5,915 shares, representing less than 0.1% of shares in issue. Dr Wright continues to retain an interest in vested exercisable share options over 550,381 0.1 pence ordinary shares plus options over 358,377 ordinary shares which have yet to vest.

On 12 June 2015, James Noble, a non-Executive Director, disposed of 20,000 0.1 pence ordinary shares (equivalent to 1,667 ADSs) at an average price of 636 pence per share (equivalent to $118.37 per ADS). Following this transaction Mr Noble retains an interest in 22,500 ordinary 0.1 pence shares of GW Pharmaceuticals plc representing less than 0.1% of shares in issue.

The total number of shares outstanding in the Company is 261,020,773 ordinary shares of 0.1 pence each.

For further information, please contact:

GW Pharmaceuticals PLC	+44 (0)1980 557 000
Adam George, Company Secretary

Peel Hunt LLP (Nominated Adviser)
James Steel/Oliver Jackson	+44 (0) 20 7418 8900